

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2019

Murray Holland
President and Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

**Re: GWG Holdings, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2018
      Exhibit No. 10.24
      Filed July 9, 2019
      Form 10-Q for the Quarterly Period Ended June 30, 2019
      Exhibit No. 99.3
      Filed September 3, 2019
      File No. 001-36615**

Dear Mr. Holland:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Finance